Exhibit 4.2

MELLON PREMIUM FINANCE LOAN OWNER TRUST

Transferor

AFCO CREDIT CORPORATION

Servicer

AFCO ACCEPTANCE CORPORATION

Servicer

PREMIUM FINANCING SPECIALISTS, INC.

Back-up Servicer

PREMIUM FINANCING SPECIALISTS OF CALIFORNIA, INC.

Back-up Servicer

And

WELLS FARGO BANK, NATIONAL ASSOCIATION

Trustee

on behalf of the Series 2004-MC Holders

SERIES 2004-MC SUPPLEMENT

Dated as of June 24, 2004

To

AMENDED AND RESTATED

POOLING AND SERVICING AGREEMENT

Dated as of June 15, 2001

MELLON BANK PREMIUM FINANCE LOAN MASTER TRUST

Series 2004-MC

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EXHIBITS

EXHIBIT A	Form of Certificate

EXHIBIT B	Form of Monthly Payment Instructions and Notification to Trustee

EXHIBIT C	Form of Monthly Series 2004-MC Holders’ Statement

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SERIES 2004-MC SUPPLEMENT, dated as of June 24, 2004 (this “Series Supplement”), by and among MELLON PREMIUM FINANCE LOAN OWNER TRUST, a Delaware business trust, as Transferor, AFCO CREDIT CORPORATION, a New York corporation, as Servicer, AFCO ACCEPTANCE CORPORATION, a California corporation, as Servicer, PREMIUM FINANCING SPECIALISTS, INC., a Missouri corporation, as Back-up Servicer, PREMIUM FINANCING SPECIALISTS OF CALIFORNIA, INC., a California corporation, as Back-up Servicer, and WELLS FARGO BANK, NATIONAL ASSOCIATION (successor by merger to Wells Fargo Bank Minnesota, National Association), a national banking association, as Trustee under the Amended and Restated Pooling and Servicing Agreement, dated as of June 15, 2001 (the “Agreement”), by and among each Servicer, each Back-up Servicer, the Transferor and the Trustee, as amended by Amendment No. 1 thereto, dated June 24, 2004.

Section 6.9 of the Agreement provides, among other things, that the Transferor and the Trustee may at any time and from time to time enter into a supplement to the Agreement for the purpose of authorizing the delivery by the Trustee to the Transferor for the execution and redelivery to the Trustee for authentication of one or more Series of Certificates.

Pursuant to this Series Supplement, the Transferor and the Trust shall create a new Series of Investor Certificates and shall specify the Principal Terms thereof.

SECTION 1. Designation. (a) There is hereby created a Series consisting of an Investor Certificate to be issued pursuant to the Agreement and this Series Supplement and to be known as the “Series 2004-MC Certificate.” Such Investor Certificate shall be issued in one Class and shall be designated the Asset Backed Certificate, Series 2004-MC (the “Series 2004-MC Certificate”). The Series 2004-MC Certificate shall be issued as one definitive certificate substantially in the form of Exhibit A hereto.

(b) Series 2004-MC shall be included in Group One (as defined below). Series 2004-MC shall not be subordinated to any other Series.

(c) Except as expressly provided herein, the provisions of Section 3.7 of the Agreement shall not apply to cause the Series 2004-MC Certificate to be treated as debt for federal, state and local income and franchise tax purposes, but rather the Transferor intends and, together with the Series 2004-MC Certificateholders, agrees to treat the Series 2004-MC Certificate for federal, state and local income and franchise tax purposes as representing an equity interest in the assets of the Trust.

(d) This Series Supplement is the Series 2004-MC Supplement referred to in the Amended and Restated Trust Agreement of the Mellon Bank PFL Master Note Trust dated as of June 24, 2004, between Mellon Premium Finance Loan Owner Trust as depositor, Mellon Bank, National Association, as administrator, and Chase Manhattan Bank USA, National Association, as owner trustee.

SECTION 2. Definitions. If any term or provision contained herein shall conflict with or be inconsistent with any provision contained in the Agreement, the terms and provisions of this Series Supplement shall govern. References to any Article or Section are references to Articles or Sections of the Agreement, except as otherwise expressly provided. All capitalized terms not otherwise defined herein are defined in the Agreement, and the interpretive provisions set out in Section 1.2 of the Agreement apply to this Series Supplement. Each capitalized term defined herein relates only to the Series 2004-MC Certificate and no other Series of Certificates issued by the Trust.

“Adjusted Outstanding Dollar Principal Amount” has the meaning specified in the Indenture.

“Aggregate Targeted Interest Deposit Amount” means the sum of the Targeted Interest Deposit Amounts (as such term is defined in each of the related Indenture Supplements) for each outstanding series of Notes.

“Available Funds” means, with respect to any Monthly Period, an amount equal to the sum of (i) Collections of Finance Charge Receivables allocated to the Series 2004-MC Certificate and deposited in the Finance Charge Account for such Monthly Period (or to be deposited in the Finance Charge Account on the related Transfer Date with respect to the preceding Monthly Period pursuant to the third paragraph of Section 4.3(a) of the Agreement), plus (ii) Excess Funding Account Earnings with respect to such Monthly Period, plus (iii) the amount of Excess Finance Charge Collections with respect to Group One that are allocated to Series 2004-MC in accordance with Section 4.5 of the Agreement.

“Available Investor Principal Collections” means, for any Monthly Period, an amount equal to (a) the Investor Principal Collections for such Monthly Period plus (b) the amount of Shared Principal Collections with respect to Group One that are allocated to Series 2004-MC in accordance with Section 4.4 of the Agreement.

“Beginning of Month Principal Receivables” means, with respect to the Receivables and any Monthly Period, an amount equal to the Aggregate Receivables as of the first day of such Monthly Period (or, in the case of the Monthly Period commencing June 1, 2004, as of the Closing Date) minus Finance Change Receivables as of such date.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Minneapolis, Minnesota or Pittsburgh, Pennsylvania are authorized or obligated by law or executive order to be closed.

“Certificate Representative” means (a) if there is one Holder of the Series 2004-MC Certificate, such Holder or the designee of such Holder, and (b) if there is more than one Holder of the Series 2004-MC Certificate, the designee of the Holders of a majority of the outstanding principal Balance of the Series 2004-MC Certificate.

“Closing Date” means June 24, 2004.

“Distribution Date” means July 15, 2004 and the fifteenth day of each calendar month thereafter, or if such fifteenth day is not a Business Day, the next succeeding Business Day.

“Excess Aggregate Tier 3 Insurer Concentration Amount” means, as of any date of determination, Aggregate Receivables relating to the financing of the insurance premiums of Tier 3 Insurers in excess of 30% of Aggregate Receivables as of that date of determination.

“Excess Aggregate Tier 4 Insurer Concentration Amount” means, as of any date of determination, Aggregate Receivables relating to the financing of the insurance premiums of Tier 4 Insurers in excess of 5% of Aggregate Receivables as of that date of determination.

“Excess Finance Charge Collections” means, as the context requires, either (a) the amount allocated to the Series 2004-MC Certificate that may be applied to the Series Finance Charge Shortfall with respect to other outstanding Series in Group One or (b) the amounts allocated to the investor certificates of other Series in Group One that the applicable Supplements for such Series specify are to be treated as “Excess Finance Charge Collections” and that may be applied to cover the Series Finance Charge Shortfall with respect to the Series 2004-MC Certificate.

“Excess Funding Account Earnings” means, with respect to any Monthly Period and the related Transfer Date, the investment earnings on Unallocated Principal Collections on deposit in the Excess Funding Account (net of investment expenses and losses) for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

“Excess Insurer Concentration Amount” means, as of any date of determination, an amount equal to the sum of (i) with respect to Lloyd’s of London, if Lloyd’s of London has a financial strength or corporate debt rating from Standard and Poor’s of at least A-, the amount by which Aggregate Receivables relating to the financing of insurance premiums of Lloyd’s of London, as a percentage of Aggregate Receivables, exceeds 15%, or if such ratings of Lloyd’s of London are below such levels, 5%; (ii) with respect to American International Group, Inc. and its Affiliates and subsidiaries, if American International Group, Inc., has (a) a financial strength rating, or if not available, a corporate debt rating, from Standard and Poor’s of at least AA- and (b) a financial strength rating, or if not available, corporate debt rating, from Moody’s of at least Aa3, the amount by which Aggregate Receivables relating to the financing of insurance premiums of American International Group, Inc. and its Affiliates and subsidiaries, as a percentage of Aggregate Receivables, exceeds 35%, or if such ratings of American International Group, Inc., are below such levels, as determined pursuant to the applicable following clause; (iii) with respect to each Tier 1 Insurer, the amount by which Aggregate Receivables relating to the financing of insurance premiums of such Tier 1 Insurer, as a percentage of Aggregate Receivables, exceeds 20%; (iv) with respect to each Tier 2 Insurer, the amount by which Aggregate Receivables relating to the financing of insurance premiums of such Tier 2 Insurer, as a percentage of Aggregate Receivables, exceeds 10%; (v) with respect to each Tier 3 Insurer, the amount by which Aggregate Receivables relating to the financing of insurance premiums of such Tier 3 Insurer, as a percentage of Aggregate Receivables, exceeds 5% of Aggregate Receivables; (vi) with respect to each Tier 4 Insurer, the amount by which aggregate receivables relating to the financing of insurance premiums of such Tier 4 Insurer, as a percentage of aggregate receivables, exceeds 3% of Aggregate Receivables; for the avoidance of doubt, if more than one clause (i)-(vi) above is applicable with respect to an insurer, the portion of the Excess Insurer Concentration Amount with respect to such insurer shall be determined pursuant to the first applicable clause, in such order as set forth above; provided, however, that notwithstanding anything to the contrary contained in Section 13.1 of the Agreement, the percentages herein may be increased at any time by the Servicer, and the Transferor with the consent of any Credit Enhancement Provider, but without the consent of the Holders, if the Rating Agency Condition has been satisfied with respect to such increase.

“Fee Agreement” means that agreement dated as of the Closing Date, between the Transferor, AFCO Credit and the Trustee.

“Fixed Investor Percentage” means, with respect to any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Amount as of the close of business on the last day of the preceding Monthly Period, and the denominator of which is the greater of (a) the aggregate amount of Beginning of Month Principal Receivables for such Monthly Period and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Principal Receivables for all outstanding Series for such Monthly Period; provided that with respect to any Monthly Period in which a Reset Date occurs, the denominator determined pursuant to clause (a) shall be (i) the aggregate amount of Beginning of Month Principal Receivables for such Monthly Period for the period from and including the first day of such Monthly Period to but excluding the Reset Date and (ii) the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the Reset Date (after adjusting for the aggregate amount of Principal Receivables added to or removed from the Trust on the Reset Date, if applicable), for the period from and including the Reset Date to and including the last day of such Monthly Period.

“Floating Allocation Investor Interest” means, on any date of determination during any Monthly Period, an amount equal to the aggregate Available Funds Allocation Amount (as defined in the Indenture) for all series of Notes.

“Floating Investor Percentage” means, with respect to any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the aggregate Nominal Liquidation Amount for all Notes issued by the Issuer as of the close of business on the last day of the preceding Monthly Period (or with respect to the first Monthly Period, the Initial Notes) and the denominator of which is the greater of (a) the aggregate amount of Beginning of Month Principal Receivables for the related Monthly Period, and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Finance Charge Receivables or, Default Amounts, as applicable, for all outstanding Series on such date of determination; provided that with respect to any Monthly Period in which a Reset Date occurs, the denominator determined pursuant to clause (a) shall be (i) the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the Reset Date for the period from and including the first day of such Monthly Period (or in the case of the first Monthly Period, the Closing Date) to but excluding the Reset Date and (ii) the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the Reset Date (after adjusting for the aggregate amount of Principal Receivables added to or removed from the Trust on the Reset Date, if applicable), for the period from and including the Reset Date to and including the last day of such Monthly Period.

“Group One” means Series 2004-MC and each other Series specified in the related Supplement to be included in Group One.

“Indenture” means the Indenture, dated as of June 24, 2004, between Mellon Bank PFL Master Note Trust, as Issuer, and Wells Fargo Bank, National Association, as indenture trustee, as amended and supplemented from time to time.

“Indenture Supplement” has the meaning specified in the Indenture.

“Initial Investor Interest” shall mean, when used in the Agreement, this Series Supplement or any other Supplement with respect to Series 2004-MC and with respect to any Monthly Period, the Initial Dollar Principal Amount (as defined in the Indenture) of any Outstanding series or class of Notes.

“Initial Notes” means the Mellon Bank PFL Master Note Trust Asset-Backed Notes, Series 2004-1, Class A, Class B, Class C and Class D.

“Investor Default Amount” means, for any Monthly Period, an amount equal to the product of (a) the Default Amount and (b) the Floating Investor Percentage, in each case for such Monthly Period.

“Investor Interest” means, on any date of determination, an amount equal to the sum of the Nominal Liquidation Amounts for each class of Notes Outstanding as of such date of determination.

“Investor Percentage” means, for any Monthly Period, (a) with respect to Finance Charge Receivables, Finance Charge Collections and Default Amounts at any time, the Floating Investor Percentage and (b) with respect to Principal Receivables and Principal Collections, the Fixed Investor Percentage.

“Investor Principal Collections” means, with respect to any Monthly Period, the sum of (a) the aggregate amount deposited or required to be deposited (before giving effect to any permitted netting) into the Principal Account for such Monthly Period pursuant to Section 4.7(a)(ii) or 4.7(b)(ii), in each case, as applicable to such Monthly Period and (b) the aggregate amount of Unallocated Principal Collections deposited or required to be deposited on the related Transfer Date (before giving effect to any permitted netting) into the Principal Account pursuant to Section 4.7(c).

“Investor Servicing Fee” is defined in Section 3 of this Series Supplement.

“Issuer” means the Mellon Bank PFL Master Note Trust, a Delaware statutory trust.

“Legal Maturity Date” has, with respect to any class of Notes, the meaning specified in the Indenture.

“Mellon Bank” means Mellon Bank, N.A., a national banking association.

“Minimum Transferor Interest” means as of any date of determination, an amount equal to 3% of the aggregate amount of Principal Receivables as of such date of determination; provided that the Transferor may increase or reduce the percentage used to determine the Minimum Transferor Interest (but not below 2%) upon (a) 30 day’s prior written notice to the Trustee, each Rating Agency and any Credit Enhancement Provider, (b) satisfaction of the Rating Agency Condition, and (c) delivery to the Trustee and each such Credit Enhancement Provider of an Officer’s Certificate stating that the Transferor reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause a Pay Out Event to occur with respect to any Series.

“Monthly Payment Rate” means, in respect of any Monthly Period, a fraction (expressed as a percentage), the numerator of which shall equal the aggregate Collections received by the Servicer during such Monthly Period and the denominator of which shall equal the aggregate amount of Principal Receivables as of the close of business on the fifteenth day of such Monthly Period (or, if such day is not a Business Day, the immediately succeeding Business Day).

“Monthly Period” is defined in the Agreement, except that, with respect to Principal Collections, the first Monthly Period for the Investor Certificates begins on and includes the Closing Date and ends on and includes June 30, 2004.

“Nominal Liquidation Amount” has, with respect to any series of Notes, the meaning specified in the Indenture.

“Note” has the meaning specified in the Indenture.

“Note Trust Finance Charge Shortfall Percentage” means a fraction, the numerator of which is the Series Finance Charge Shortfall and the denominator of which is the aggregate amount of all Finance Charge Shortfalls for all Series in Group One.

“Note Trust Principal Shortfall Percentage” means a fraction, the numerator of which is the Series Principal Shortfall and the denominator of which is the aggregate amount of all Principal Shortfalls for all Series in Group One.

“Noteholder” has the meaning specified in the Indenture.

“Pay Out Commencement Date” means the date on which a Trust Pay Out Event is deemed to occur pursuant to Section 9.1 of the Agreement or a Series 2004-MC Pay Out Event is deemed to occur pursuant to Section 7 of this Series Supplement.

“Principal Account” is defined in Section 4.10(a).

“Principal Allocation Amount” means, on any date during any month for any class or series of Notes (exclusive of (x) any Notes within such class or series of Notes which will be paid in full during such month and (y) any Notes which will have a Nominal Liquidation Amount of zero during such month), an amount equal to the sum of (a) for any class or series of Notes in a Note Amortization Period (as such term is defined in the Indenture), the sum of the Nominal Liquidation Amounts for such Notes as of the close of business on the day prior to the commencement of the most recent Note Amortization Period (as such term is defined in the Indenture) for such Notes, and (b) for all other Notes, the sum of the Nominal Liquidation Amounts for such notes as of the close of business on the last day of the immediately preceding month (or, with respect to the first month for any such Notes, the initial dollar principal amount of such Notes).

“Rapid Amortization Period” means the period commencing on the Pay Out Commencement Date and ending on the Series 2004-MC Termination Date.

“Rating Agency” means, so long as any series of Notes is rated by Moody’s, Moody’s, so long as any series of Notes is rated by Standard & Poor’s, Standard & Poor’s and, so long as any series of Notes is rated by Fitch, Fitch.

“Rating Agency Condition” means the notification in writing by each Rating Agency to the Transferor, the Servicer and the Trustee that an action will not result in any Rating Agency reducing or withdrawing its then existing rating of the Investor Certificates (as defined in the Agreement) of any outstanding Series or class of a Series with respect to which it is a Rating Agency.

“Reset Date” means (a) any date on which Receivables are removed from the Trust pursuant to Section 2.6 of the Agreement or any date on which, if any Series has been paid in full, Principal Receivables in an aggregate amount approximately equal to the Initial Investor Interest of such Series are removed from the Trust or (b) any date on which there is an increase in the Investor Interest under any Variable Interest issued by the Trust.

“Revolving Period” means the period from and including the Closing Date, to but not including the Pay Out Commencement Date.

“Series 2004-MC” means the Series of the Mellon Bank Premium Finance Loan Master Trust represented by the Series 2004-MC Certificates.

“Series 2004-MC Holders” means the holders of record of the Series 2004-MC Certificate.

“Series 2004-MC Monthly Principal Payment” means, with respect to any Monthly Period, an amount equal to the aggregate Monthly Principal Payments (as defined in the Indenture) for each Series of Notes for such Monthly Period.

“Series 2004-MC Pay Out Event” is defined in Section 7 of this Series Supplement.

“Series 2004-MC Termination Date” means the earlier to occur of (a) the date designated by the Transferor following the last Legal Maturity Date of any series or class of Notes, and (b) the Trust Termination Date.

“Series Finance Charge Shortfall” means, with respect to any Transfer Date, an amount equal to the excess, if any, of (a) the Aggregate Targeted Interest Deposit Amount for such Transfer Date over (b) the amount available to be distributed under Section 4.8(a)(iii).

“Series Principal Shortfall” means, with respect to any Transfer Date, an amount equal to the excess, if any, of (a) the Series 2004-MC Monthly Principal Payment for such Transfer Date over (b) the amount available to be distributed under Section 4.8(b)(i).

“Series Servicing Fee Percentage” means 0.50%.

“Shared Principal Collections” means, as the context requires, either (a) the amount allocated to the Series 2004-MC Certificate that may be applied to the Series Principal Shortfall with respect to other outstanding Series in Group One or (b) the amounts allocated to the investor certificates of other Series in Group One that the applicable Supplements for such Series specify are to be treated as “Shared Principal Collections” and that may be applied to cover the Series Principal Shortfall with respect to the Series 2004-MC Certificate.

“Split Rating Determination Methodology” means, for purposes of determining whether an insurance carrier is a Tier 1 Insurer, a Tier 2 Insurer, a Tier 3 Insurer or a Tier 4 Insurer, in the event that (i) an insurance carrier has a split rating from Moody’s and Standard & Poor’s, such insurance carrier will be considered to have a single rating equal to the lower of the two ratings and (ii) in the event that an insurance carrier (other than Lloyd’s of London) is rated by one but not both rating agencies, that rating will be reduced by one full rating category.

“Tier 3 Insurer” means, as of any date of determination (applying, if applicable, the Split Rating Determination Methodology), (i) an insurance carrier (that is not a foreign carrier, except for Lloyd’s of London) that has a then current (a) claims-paying ability rating, if available, or otherwise unsecured rating, of below investment grade (investment grade being a rating in one of the top four generic rating categories, irrespective of any plus or minus) from Standard & Poor’s and/or (b) insurance financial strength rating, if available, or otherwise unsecured rating, of below investment grade (investment grade being a rating in one of the top four generic rating categories, irrespective of any plus or minus) by Moody’s or (ii) an insurance carrier (that is not a foreign carrier, except for Lloyd’s of London) that has been rated by neither Standard & Poor’s nor Moody’s.

“Tier 4 Insurer” means, as of any date of determination, a foreign insurance carrier (other than Lloyd’s of London) that would otherwise be a Tier 3 Insurer.

“Trustee Fee” means, to the extent not paid pursuant to the Fee Agreement, for any Transfer Date, an amount equal to one twelfth of the Trustee’s annual fee of $3,500, plus additional expenses of the Trustee, not to exceed an aggregate fee of $53,500 per annum.

“Unallocated Principal Collections” is defined in Section 4.7(c).

“Weighted Average Floating Allocation Investor Interest” means, with respect to any Monthly Period, the sum of the Floating Allocation Investor Interests as of the close of business on each day during such Monthly Period divided by the actual number of days in such Monthly Period.

SECTION 3. Servicing Compensation. The share of the Servicing Fee allocable to the Series 2004-MC Certificate with respect to any Transfer Date (the “Investor Servicing Fee”) shall be equal to one-twelfth of the product of (i) the Series Servicing Fee

Percentage and (ii) the Weighted Average Floating Allocation Investor Interest as of the last day of the Monthly Period preceding such Transfer Date. Except as specifically provided above, the Servicing Fee shall be paid by the cash flows from the Trust allocated to the Transferor or the certificateholders of other Series (as provided in the related Supplements) and in no event shall the Trust, the Trustee or the Series 2004-MC Holders be liable therefor. The Investor Servicing Fee shall be payable solely to the extent amounts are available for distribution in respect thereof pursuant to subsection 4.8(a)(ii).

SECTION 4. Delivery of the Series 2004-MC Certificate.

(a) The Transferor shall execute and deliver the Series 2004-MC Certificate to the Trustee for authentication in accordance with Section 6.1 of the Agreement. The Trustee shall deliver such Certificate when authenticated in accordance with Section 6.2 of the Agreement.

(b) The Series 2004-MC Certificate shall be delivered as a Registered Certificate as provided in Section 6.1 of the Agreement.

(c) The Series 2004-MC Certificate shall constitute a “security” within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Minnesota and (ii) the Uniform Commercial Code of any other applicable jurisdiction that presently or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

(d) When issued and sold in accordance with the terms of the Agreement, including when duly executed and authenticated by the Trustee in accordance with the terms of the Agreement and when issued and delivered against payment therefore, the Series 2004-MC Certificate will be duly and validly issued and outstanding, fully paid, non-assessable, and entitled to the benefits of the Agreement.

SECTION 5. Article IV of the Agreement.

Sections 4.1 through 4.5 shall read in their entirety as provided in the Agreement. Article IV (except for Sections 4.1 through 4.5 thereof) shall be read in its entirety as follows and shall be applicable only to the Investor Certificates:

ARTICLE IV

RIGHTS OF HOLDERS AND ALLOCATION AND

APPLICATION OF COLLECTIONS

SECTION 4.6 Rights of Series 2004-MC Certificateholders. The Series 2004-MC Certificate shall represent undivided interests in the Trust, consisting of the right to receive, to the extent necessary to make the required payments with respect to the Series 2004-MC Certificate at the times and in the amounts specified in this Agreement, (a) the Floating Investor Percentage and Fixed Investor Percentage (as applicable from time to time) of Collections received with respect to the Receivables and (b) funds on deposit in the Collection Account, the

Excess Funding Account, the Finance Charge Account, the Principal Account and the Distribution Account. The Transferor shall not have any interest in the Collection Account, the Excess Funding Account, the Finance Charge Account, the Principal Account or the Distribution Account, except as specifically provided in this Article IV.

SECTION 4.7 Allocations.

(a) Allocations During the Revolving Period. During the Revolving Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2004-MC Certificateholders and pay or deposit from the Collection Account the following amounts as set forth below (subject to Section 4.3):

(i) Allocate to the Series 2004-MC Certificateholders and deposit into the Finance Charge Account an amount equal to the product of (A) the Floating Investor Percentage on the Date of Processing of such Collections and (B) the Finance Charge Collections on such Date of Processing, to be applied in accordance with Section 4.8.

(ii) Allocate to the Series 2004-MC Certificateholders and deposit into the Principal Account an amount equal to the product of (1) the Fixed Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Principal Collections on such Date of Processing.

(b) Allocations During the Rapid Amortization Period. During the Rapid Amortization Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2004-MC Certificateholders or the Transferor and pay or deposit from the Collection Account the following amounts as set forth below (subject to Section 4.3):

(i) Deposit into the Finance Charge Account an amount equal to the product of (A) the Floating Investor Percentage on the Date of Processing of such Collections and (B) the aggregate amount of Collections processed in respect of Finance Charge Receivables on such Date of Processing, to be applied in accordance with Section 4.8.

(ii) (A) Deposit into the Principal Account an amount equal to the product of (1) the Fixed Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Principal Collections on such Date of Processing, provided that the aggregate amount deposited into the Principal Account pursuant to this Section 4.7(b)(ii)(A) shall not exceed the Investor Interest as of the close of business on the last day of the prior Monthly Period (after taking into account any payments to be made on the Distribution Date relating to such prior Monthly Period and deposits and any adjustments to be made to the Investor Interest to be made on the Transfer Date relating to such Monthly Period), and (B) pay to the Transferor an amount equal to the excess, if any, identified in the proviso to clause (A) above, provided that the amount to be paid to the Transferor pursuant to this Section 4.7(b)(ii)(B) with respect to any Date of Processing shall be paid to the Transferor only to the extent that the Transferor Interest on such Date of Processing is greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables transferred to the Trust on or prior to such Date of Processing and the application of payments referred to in Section 4.3(b)) and otherwise shall be deposited into the Excess Funding Account in accordance with Section 4.7(c).

(c) Excess Funding Account. Any Principal Collections not allocated and paid to the Transferor because of the limitation contained in Section 4.7(b)(ii)(B) or 4.8(b)(iii) and any amounts allocable to the Investor Certificates deposited in the Principal Account pursuant to Section 2.4(d)(iii) of the Agreement (“Unallocated Principal Collections”) shall be held in the Excess Funding Account and, prior to the commencement of the Rapid Amortization Period shall be paid to the Transferor when, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest. For each Transfer Date with respect to the Rapid Amortization Period, any such Unallocated Principal Collections held in the Excess Funding, Account on such Transfer Date shall be included in the Investor Principal Collections which, to the extent available, shall be distributed as Available Investor Principal Collections to be applied pursuant to Section 4.8 on such Transfer Date. Notwithstanding Section 4.2(e) of the Agreement, Excess Funding Account Earnings shall constitute part of the Trust, shall constitute Available Funds and shall not be turned over to the Transferor.

With respect to the Investor Certificates, and notwithstanding anything in the Agreement or this Series Supplement to the contrary, if at any time the Servicer is required to make daily deposits from the Collection Account into the Finance Charge Account or the Principal Account pursuant to Sections 4.7(a) and 4.7(b) with respect to any Monthly Period:

(i) on or after the related Determination Date, the Servicer may withdraw from the Finance Charge Account and the Principal Account any portion of the principal balance held in each such account in excess of the aggregate amount that will be required to be distributed to Series 2004-MC Certificateholders or distributed in accordance with the Indenture (directly or after deposit into the Distribution Account) on the related Distribution Date and transfer such funds to the Transferor (except that any such excess amount held in the Principal Account and any portion of such excess amount held in the Finance Charge Account that would have been treated as a portion of Investor Principal Collections on the related Transfer Date shall be transferred to the Transferor only to the extent that the Transferor Interest on the date of transfer is greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables transferred to the Trust on or prior to such date and the application of payments referred to in Section 4.3(b)) and otherwise shall be deposited into the Excess Funding Account in accordance with the first paragraph of this Section 4.7(c); and

(ii) on any date, the Servicer may withdraw from the Collection Account, the Finance Charge Account or the Principal Account any amounts inadvertently deposited in such account that should not have been so deposited.

SECTION 4.8 Monthly Payments. On or before the second Business Day prior to each Transfer Date, the Servicer shall instruct the Trustee in writing (which writing shall be substantially in the form of Exhibit B) to withdraw, and the Trustee, acting in accordance with such instructions, shall withdraw on such Transfer Date or the related Distribution Date, as applicable, to the extent of available funds, the amounts required to be withdrawn from the Finance Charge Account and the Principal Account as follows:

(a) An amount equal to the Available Funds for the related Monthly Period shall be distributed or deposited on each Transfer Date, to the extent available, in the following priority:

(i) an amount equal to the Trustee Fee shall be distributed to the Trustee;

(ii) an amount equal to the Investor Servicing Fee for such Transfer Date, plus any Investor Servicing Fee due but not paid to the Servicer on any prior Transfer Date shall be distributed to the Servicer;

(iii) an amount equal to the lesser of (A) the Available Funds for such Transfer Date and (B) an amount equal to the Aggregate Targeted Interest Deposit Amount for the related Monthly Period shall be paid on each Transfer Date to the Certificate Representative in accordance with Section 5.1; and

(iv) the balance shall be treated as Excess Finance Charge Collections and applied in accordance with Section 4.5 of the Agreement; provided that the Note Trust Finance Charge Shortfall Percentage of such remaining amounts shall be distributed to the Certificate Representative in accordance with Section 5.1; provided further that if the amounts available under this clause (i) exceed the aggregate Finance Charge Shortfalls for all Series in Group One, the Investor Percentage of such excess shall be distributed to the Certificate Representative in accordance with Section 5.1.

(b) During the Revolving Period, an amount equal to the Available Investor Principal Collections for the related Monthly Period shall be distributed on each Transfer Date, to the extent available, in the following priority:

(i) an amount equal to the lesser of (A) the Available Investor Principal Collections for such Transfer Date and (B) an amount equal to the Series 2004-MC Monthly Principal Payment for the related Monthly Period shall be paid on each Transfer Date to the Certificate Representative in accordance with Section 5.1;

(ii) the balance shall be treated as Shared Principal Collections and applied in accordance with Section 4.4 of the Agreement; provided that the Note Trust Principal Shortfall Percentage of such remaining amounts, in an amount not to exceed the Series Principal Shortfall, shall be distributed to the Certificate Representative in accordance with Section 5.1; and

(iii) an amount equal to the excess, if any, of (A) the Available Investor Principal Collections for such Transfer Date over (B) the applications specified in Sections 4.8(b)(i) and (ii) above shall be paid to the Transferor, provided that the amount to be paid to the Transferor pursuant to this Section 4.8(b)(iii) with respect to such Transfer Date shall be paid to the Transferor only to the extent that the Transferor Interest on such Transfer Date is greater than the Minimum Transfer Interest (after giving effect to the inclusion in the Trust of all Receivables transferred to the Trust on or prior to such Transfer Date and the application of payments referred to in Section 4.3(b)) and otherwise shall be deposited into the Excess Funding Account in accordance with Section 4.7(c).

(c) During the Rapid Amortization Period, an amount equal to the Available Investor Principal Collections for the related Monthly Period shall be distributed on each Transfer Date, to the extent available, in the following priority:

(i) an amount equal to the Investor Interest shall be paid to the Series 2004-MC Certificateholders in accordance with Section 5.1; and

(ii) the balance shall be paid to the Transferor.

SECTION 4.9 Shared Principal Collections and Excess Finance Charge Collections. Solely for the purpose of determining the amount of Available Investor Principal Collections to be treated as Shared Principal Collections and Available Funds to be treated as Excess Finance Charge Collections on any Transfer Date allocable to other Series in Group One, on each Determination Date, the Servicer shall determine the amount of Shared Principal Collections and Excess Finance Charge Collections with respect to Series 2004-MC as of such Determination Date for the following Transfer Date.

SECTION 4.10 Principal Account. (a) The Trustee shall establish and maintain in the name of the Trust, on behalf of the Trust, for the benefit of the Investor Holders, a segregated trust account (the “Principal Account”) bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Investor Holders, or establish and maintain the Principal Account with a Qualified Institution. The Trustee shall possess all right, title and interest in all funds on deposit from time to time in the Principal Account and in all proceeds thereof. The Principal Account shall be under the sole dominion and control of the Trustee for the benefit of the Investor Holders. If at any time a Qualified Institution holding the Principal Account ceases to be a Qualified Institution, the Transferor shall notify the Trustee, and the Trustee upon being notified (or the Servicer on its behalf) shall, within 10 Business Days, establish a new Principal Account meeting the conditions specified above, and shall transfer any cash or any investments to such new Principal Account. The Trustee, at the direction of the Servicer, shall make withdrawals from the Principal Account from time to time in the amounts and for the purpose set forth in this Series Supplement).

(b) Funds on deposit in the Principal Account shall be invested pursuant to the written direction of the Servicer by the Trustee in Permitted Investments. The Trustee shall maintain for the benefit of the Investor Holders possession of the negotiable instruments or securities, if any, evidencing such Permitted Investments. No Permitted Investment shall be disposed of prior to its maturity.

SECTION 4.11 [Reserved.]

SECTION 4.12 Transferor’s or Servicer’s Failure to Make a Deposit or Payment. If the Servicer or the Transferor fails to make, or give instructions to make, any payment or deposit (other than as required by Section 2.4(d) and (e) and 12.2(a) or Section 10.2 and 12.1) required to be made or given by the Servicer or the Transferor, respectively, at the time specified in the Agreement or this Series Supplement (including applicable grace periods), the Trustee shall make such payment or deposit from the applicable Investor Account without instruction from the Servicer or the Transferor. The Trustee shall be required to make any such payment, deposit, or withdrawal hereunder only to the extent that the Trustee has sufficient information to allow it to determine the amounts thereof; provided, however, that absent appropriate instructions from the Servicer or the Transferor, as applicable, the Trustee shall in all cases only be deemed to have sufficient information to determine the amount thereof. The Trustee shall, promptly following failure by either the Servicer or the Transferor to provide any such instructions within the time specified pursuant to the Agreement or this Series Supplement (including applicable grace periods), use its reasonable efforts to contact the Servicer or the Transferor, as applicable, to request receipt of any such instructions. The Servicer shall, upon request of the Trustee, promptly provide the Trustee with all information necessary to allow the Trustee to make such payment, deposit or withdrawal. Such funds or the proceeds of such withdrawal shall be applied by the Trustee in the manner in which such payment or deposit should have been made by the Transferor or the Servicer, as the case may be.

SECTION 6. Article V of the Agreement. Article V of the Agreement shall read in its entirety as follows and shall be applicable only to the Series 2004-MC Certificateholders:

ARTICLE V

DISTRIBUTIONS AND REPORTS TO INVESTOR HOLDERS

SECTION 5.1 Distributions. (a) On each Payment Date, the Trustee shall distribute (in accordance with the certificate delivered on or before the related Transfer Date by the Servicer to the Trustee pursuant to Section 3.4(b)) to the Certificate Representative the aggregate amount payable to the Series 2004-MC Certificateholders pursuant to Section 4.08 to the account of the Certificate Representative, as specified in writing by the Certificate Representative, in immediately available funds.

SECTION 5.2 Monthly Series Certificateholders’ Statement. (a) On or before each Distribution Date, the Trustee shall forward to each Series 2004-MC Holder and each Rating Agency or, with the prior consent of any such party, make available electronically to such consenting party a statement substantially in the form of Exhibit C prepared by the Servicer and delivered to the Trustee; provided, however, that the Trustee shall have no obligation to provide such statement until it has received the requisite statement from the Servicer.

(b) The Trustee may make available to each Series 2004-MC Holder and each Rating Agency, via the Trustee’s Internet Website, the statements referred to in Section 5.2(a) hereof on or before the date such statement is required thereunder and, with the consent or at the direction of the Transferor, such other information regarding the Series 2004-MC Certificates and/or the Receivables as the Trustee may have in its possession; provided, however, that without the prior consent of such party, the availability of such website shall not release the

Trustee from its obligation pursuant to Section 5.2(a) hereof to provide such information directly to such party. The Trustee will make no representation or warranties as to the accuracy or completeness of such documents and will assume no responsibility therefor.

The Trustee’s Internet Website shall be initially located at “www.ctslink.com” or at such other address as shall be specified by the Trustee from time to time in writing to each Series 2004-MC Holder and each Rating Agency. In connection with providing access to the Trustee’s Internet Website, the Trustee may require registration and the acceptance of a disclaimer.

SECTION 7. Series 2004-MC Pay Out Events. If any one of the following events shall occur with respect to the Investor Certificates:

(a) failure on the part of the Transferor (i) to make any payment or deposit required by the terms of (A) the Agreement or (B) this Series Supplement, on or before the date occurring five days after the date such payment or deposit is required to be made herein or (ii) duly to observe or perform in any material respect any covenants or agreements of the Transferor set forth in the Agreement or this Series Supplement, which failure has a material adverse effect on the Series 2004-MC Holders and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest, and continues to affect materially and adversely the interests of the Series 2004-MC Holders for such period;

(b) any representation or warranty made by the Transferor in the Agreement or this Series Supplement, or any information contained in a Receivables Schedule required to be delivered by the Transferor pursuant to Section 2.1, (i) shall prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest, and (ii) as a result of which the interests of the Series 2004-MC Holders are materially and adversely affected and continue to be materially and adversely affected for such period, provided that a Series 2004-MC Pay Out Event pursuant to this Section 7(b) shall not be deemed to have occurred hereunder if the Transferor has accepted reassignment of the related Receivable, or all of such Receivables, if applicable, during such period in accordance with the provisions of the Agreement;

(c) [ Reserved. ]

(d) an Originator shall fail to convey Additional Receivables to Mellon Bank as required by the First Tier Receivables Purchase Agreement, Mellon Bank shall fail to convey Additional Receivables to the Transferor as required by the Second Tier Receivables Purchase Agreement or the Transferor shall fail to convey Additional Receivables to the Trust as required by Section 2.1(b);

(e) any Servicer Default shall occur that would have a material adverse effect on the Series 2004-MC Holders;

(f) the Monthly Payment Rate averaged for three consecutive Monthly Periods is less than 12%; or

(g) for a period of three consecutive Determination Dates, (i) there exists an Excess Obligor Concentration Amount, (ii) there exists an Excess Insurer Concentration Amount, (iii) there exists an Excess Aggregate Tier 4 Insurer Concentration Amount, (iv) there exists an Excess Aggregate Tier 3 Insurer Concentration Amount, (v) the Aggregate Top Tier 3 Insurer Percentage is greater than the Maximum Aggregate Top Tier 3 Insurer Percentage or (vi) the Aggregate Top Tier 2 Insurer Percentage is greater than the Maximum Top Tier 2 Insurer Percentage.

then, in the case of any event described in Section 7(a), (b) or (e) hereof, after the applicable grace period, if any, set forth in such Sections, either the Trustee or Holders of Series 2004-MC Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2004-MC by notice then given in writing to the Transferor and the Servicer (and to the Trustee if given by the Holders) may declare that a pay out event (a “Series 2004-MC Pay Out Event”) has occurred as of the date of such notice, and in the case of any event described in Section 7(c), (d),(f) or (g) hereof, a Series 2004-MC Pay Out Event shall occur without any notice or other action on the part of the Trustee or the Investor Holders immediately upon the occurrence of such event. The Series 2004-MC Pay Out Events described in Section 7(g) may be amended by the Transferor, the Trustee and the Servicer at any time, but without the consent of the Holders, if the Rating Agency Condition has been satisfied with respect to such amendment.

SECTION 8. Series 2004-MC Termination. The right of the Investor Holders to receive payments from the Trust will terminate on the first Business Day following the Series 2004-MC Termination Date.

SECTION 9. Application of Proceeds of Issuance of Series 2004-MC. On the Closing Date, the Trustee shall deposit the proceeds of the issuance of the Series 2004-MC Certificate into the Collection Account for application by the Trustee to the purchase of Additional Receivables pursuant to the Second Tier Receivables Purchase Agreement.

SECTION 10. Counterparts. This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 11. Governing Law. THIS SERIES SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW) AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

SECTION 12. Additional Notices. The Transferor shall notify the Rating Agencies promptly after becoming aware of any Lien on any Receivable other than the conveyances under the Agreement. The Transferor shall notify the Indenture Trustee of any merger, consolidation, assumption or transfer referred to in Section 7.2.

SECTION 13. Additional Representations and Warranties of Servicer. AFCO Acceptance and AFCO Credit, as initial Servicer, hereby makes, and any Successor Servicer by its appointment under the Agreement shall make the following representations and warranties:

(a) All Consents. All authorizations, consents, orders or approvals of or registrations or declarations with any Governmental Authority required to be obtained, effected or given by the Servicer in connection with the execution and delivery of this Series Supplement by the Servicer and the performance of the transactions contemplated by this Series Supplement by the Servicer, have been duly obtained, effected or given and are in full force and effect.

(b) Rescission or Cancellation. The Servicer shall not permit any rescission or cancellation of any Receivable except as ordered by a court of competent jurisdiction or other Governmental Authority or in accordance with the normal operating procedures of the Servicer.

SECTION 14. No Petition. The Transferor (with respect to the Trust), the Servicer, the Back-up Servicer and the Trustee by entering into this Series Supplement, and each Series 2004-MC Holder by accepting a Series 2004-MC Certificate, hereby covenant and agree that they will not, for one year and one day following the Trust Termination Date, institute against the Trust or the Transferor, or join in any institution against the Trust or the Transferor of, any bankruptcy proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Investor Holders, the Agreement or this Series Supplement.

SECTION 15. Amendments. Subject to Sections 7 and 17, this Series Supplement may be amended pursuant to Section 13.1 of the Agreement. This Series Supplement also may be amended by the Transferor without the consent of the Servicer, the Back-up Servicer, the Trustee or any Investor Holder if the Transferor provides the Trustee with: (i) an Opinion of Counsel to the effect that such amendment or modification (I) would (A) reduce the risk that the Trust would be treated as taxable as a publicly traded partnership pursuant to Internal Revenue Code section 7704 or (B) permit the Trust or a relevant portion thereof to be treated as a “financial asset securitization investment trust” and (C) in either case, (1) would not cause the Trust to be classified, for Federal income tax purposes, as an association (or publicly traded partnership) taxable as a corporation and (2) would not cause or constitute an event in which gain or loss would be recognized by any Investor Holder, and (II) complies with all requirements of the Agreement; and (ii) a certificate that such amendment or modification would not materially and adversely affect any Investor Holder, provided that no such amendment shall be deemed effective without the Trustee’s consent if the Trustee’s rights, duties and obligations hereunder are thereby modified. Promptly after the execution of any such amendment (other than an amendment pursuant to Section 13.1(a) of the Agreement), the Trustee shall furnish notification of the substance of such amendment to each Rating Agency. Notwithstanding anything to the contrary contained in this Section 15, the provisions of this

Series Supplement that affect the rights or obligations of the Back-up Servicer may only be amended with the further written consent of the Back-up Servicer.

SECTION 16. No Liability of Owner Trustee. It is expressly understood and agreed by the parties hereto that (i) this Series Supplement has been executed and delivered on behalf of the Transferor by Chase Manhattan Bank USA, National Association, not in its individual capacity, but solely as owner trustee of the Transferor, in the exercise of the powers and authority vested in it pursuant to the Trust Agreement, (ii) each of the representations, undertakings and agreements made herein by the Transferor is not made or intended as a personal representation, undertaking or agreement by Chase Manhattan Bank USA, National Association, but is made and intended for the purpose of binding only the Transferor and (iii) under no circumstances shall Chase Manhattan Bank USA, National Association be liable for the payment of any indebtedness or expenses of the Transferor or for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Transferor under this Series Supplement, the Agreement, any other Supplement or the Second Tier Receivables Purchase Agreement.

SECTION 17. Treatment of Noteholders. For purposes of any provision of the Agreement or this Series Supplement requiring or permitting actions with the consent of, or at the direction of, Series 2004-MC Certificateholders holding a specified percentage of the aggregate unpaid principal amount of 2004-MC Certificates (a) each Noteholder shall be deemed to be a Series 2004-MC Certificateholder; (b) each Noteholder shall be deemed to be the Holder of an aggregate unpaid principal amount of the Series 2004-MC Certificate equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder’s Notes; (c) each series of Notes under the Indenture shall be deemed to be a separate Series of Investor Certificates and the Holder of a Note of such series will be deemed to be the Holder of an aggregate unpaid principal amount of such Series of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder’s Notes of such series; (d) each class of Notes under the Indenture shall be deemed to be a separate Class of Investor Certificates and the Holder of a Note of such class shall be deemed to be the Holder of an aggregate unpaid principal amount of such Class of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder’s Notes of such Class and (e) any Notes owned by the Mellon Bank PFL Master Note Trust, the Transferor, the Servicer, any holder of the Transferor Interest or any Affiliate thereof shall be deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such consent or direction, only Notes that the Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith shall not be disregarded and may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Transferor, the Servicer, any holder of the 2004-MC Interest or any Affiliate thereof.

SECTION 18. Transfer of the Series 2004-MC Certificate. After the Closing Date, the Series 2004-MC Certificate may not be sold, participated, transferred, assigned, exchanged or otherwise pledged or conveyed in whole or in part except upon the prior delivery to the Trustee and the Owner Trustee (as defined in the Indenture) of a Master Trust Tax Opinion (as defined in the Indenture) and an Issuer Tax Opinion (as defined in the Indenture), respectively, with respect thereto.

SECTION 19. Certain Commercial Law Representations and Warranties. The Transferor hereby makes the following representations and warranties. Such representations and warranties shall survive until the termination of this Agreement. Such representations and warranties speak of the date that the Receivables are transferred to the Trust, but shall not be waived by any of the parties to this Agreement unless each Rating Agency shall have notified the Transferor, the Servicer and the Owner Trustee in writing that such waiver will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(a) The Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in favor of the Trust in the Receivables described in Section 2.1 of the Agreement, security interest is prior to all other liens, and is enforceable as such against creditors of and purchasers from the Transferor.

(b) The Receivables constitute “general intangibles” within the meaning of the applicable UCC.

(c) At the time of its grant of any security interest in the Receivables pursuant to the Agreement, the Transferor owned and had good and marketable title to the Receivables free and clear of any lien, claim or encumbrance of any Person.

(d) The Transferor has caused or will have caused, within ten (10) days of the initial execution of the Agreement and each transfer of Additional Receivables, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the Receivables granted to the Trust pursuant to the Agreement.

(e) Other than the security interest granted to the Trust pursuant to the Agreement, the Transferor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Receivables. The Transferor has not authorized the filing of and is not aware of any financing statements against the Transferor that include a description of the Receivables other than any financing statement relating to the security interest granted to the Trust and the Indenture Trustee pursuant to the Agreement or the Indenture, as applicable, or that has been terminated. The Transferor is not aware of any judgment or tax lien filings against the Transferor.

IN WITNESS WHEREOF, the Transferor, the Servicer, the Back-up Servicer and the Trustee have caused this Series 2004-MC Supplement to be duly executed by their respective officers as of the day and year first above written.

MELLON PREMIUM FINANCE LOAN OWNER TRUST, Transferor

By:	MELLON BANK, N.A., not in its individual capacity, but solely as administrator

By:	/s/ LEO Y. AU
Name:	Leo Y. Au
Title:	Attorney-in-fact

AFCO CREDIT CORPORATION, Servicer

By:	/s/ DARYL J. ZUPAN
Name:	Daryl J. Zupan
Title:	President and CEO

AFCO ACCEPTANCE CORPORATION, Servicer

By:	/s/ DARYL J. ZUPAN
Name:	Daryl J. Zupan
Title:	President and CEO

PREMIUM FINANCING SPECIALISTS, INC. Back-up Servicer

By:	/s/ BRYAN J. ANDRES
Name:	Bryan J. Andres
Title:	Exec. VP, CFO

PREMIUM FINANCING SPECIALISTS OF CALIFORNIA, INC., Back-up Servicer

By:	/s/ BRYAN J. ANDRES
Name:	Bryan J. Andres
Title:	Sr. VP, Treasurer

WELLS FARGO BANK, NATIONAL ASSOCIATION, Trustee

By:	/s/ JOE NARDI
Name:	Joe Nardi
Title:	Vice President